Exhibit 99.1

PRESS RELEASE

Orangekloud Technology Signs S$1M  Strategic Investment in Award-Winning Cybersecurity Firm, Evvo Labs

Singapore, October 18, 2024 — Orangekloud Technology Inc. (Nasdaq: ORKT) (“Orangekloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications and SaaS subscription-based ISV Solutions, today announced the signing of an Investment Agreement with Evvo Labs Pte. Ltd (“Evvo Labs”), an established and award-winning Cybersecurity company in Singapore.

Investment and Collaboration Highlights:

●	Orangekloud to invest S$1,000,000 (approximately $761,000) for a 3.23% shareholding stake in Evvo Labs.
●	The strategic collaboration will enable OrangeKloud to leverage Evvo Labs’ cybersecurity capabilities to elevate ORKT’s offerings of digital transformation solutions, benefitting the Company’s end-user enterprise customers.
●	Orangekloud’s investment will contribute to Evvo Labs’ product enhancement and market expansion into Singapore and Vietnam.

Orangekloud and Evvo Labs said they expect the strategic agreement to produce “positive synergies” enabling both parties to strengthen the competitive positions in their respective product markets, as well as facilitate the development of additional products and services.

“We are looking forward to our newfound investment and collaboration with Evvo Labs,” said Orangekloud CEO Alex Goh. “This strategic investment, we believe, will not only enable Orangekloud to better serve and protect our enterprise end-users but also create a source of new product revenue.”

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (Nasdaq: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. The eMOBIQ® suite of mobile applications designed to digitalize and streamline business processes in operations includes warehousing, sales ordering, delivery, and manufacturing. eMOBIQ® customers come from various industries, including food manufacturing and food service, precision engineering, construction, retail, energy, and warehouse management.

About Evvo Labs

Evvo Labs Pte. Ltd. is an established cybersecurity company in Singapore with over 13 years of proven track record in delivering and protecting the Government, MNCs and Enterprises’ business and operations. It has been a Singapore Government Cybersecurity Bulk Tender winner for the past decade, excelling in delivering WAF, DDOS, and DAM solutions to many Singapore Government agencies and other business sectors. It is equipped with an in-house Security Operation Centre (“SOC”), providing a comprehensive range of managed security and professional services to its partners and clients.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. IR Contact:

1 Yishun Industrial Street 1 #04-27/28 & 34 A’Posh Bizhub

Singapore 768160

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com